UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-41625

Cool Company Ltd.
(Translation of registrant’s name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included to this Report on Form 6-K is the unaudited condensed consolidated interim financial statements for the six months ended June 30, 2023 and the unaudited condensed consolidated financial statements and related Management's Discussion and Analysis of Financial Condition and Results of Operations of Cool Company Ltd. (the “Company” or “CoolCo”) as of and for the six months ended, June 30, 2023.

INDEX TO REPORT ON FORM 6-K

Signatures

Important Information Regarding Forward-Looking Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations

Quantitative and Qualitative Disclosures About Market Risk

Unaudited Condensed Consolidated Financial Statements

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cool Company Ltd.
Date	August 31, 2023	By:	/s/ Richard Tyrrell
Name: Richard Tyrrell
Title: Chief Executive Officer of Cool Company Ltd.

		By:	/s/ Johannes P. Boots
Name: Johannes P. Boots
Title: Chief Financial Officer of Cool Company Ltd.

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this unaudited interim report (the “Report) may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this Report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “projected,” “plan,” “potential,” “continue,” “will,” “may,” “could,” “should,” “would,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this Report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, among other things:

•our limited operating history under the CoolCo name;
•changes in demand in the LNG shipping industry, including the market for modern TFDE vessels and modern 2-stroke vessels;
•general LNG market conditions, including fluctuations in charter hire rates and vessel values;
•our ability to successfully employ our vessels;
•changes in the supply of LNG vessels;
•our ability to procure or have access to financing and refinancing, including financing for the Newbuild Vessels;
•our continued borrowing availability under our credit facilities and compliance with the financial covenants therein;
•potential conflicts of interest involving our significant shareholders;
•our ability to pay dividends;
•general economic, political and business conditions, including sanctions and other measures;
•changes in our operating expenses due to inflationary pressure and volatility of supply and maintenance including fuel or cooling down prices and lay-up costs when vessels are not on charter, drydocking and insurance costs;
•fluctuations in foreign currency exchange and interest rates;
•vessel breakdowns and instances of loss of hire;
•vessel underperformance and related warranty claims;
•potential disruption of shipping routes and demand due to accidents, piracy or political events;
•compliance with, and our liabilities under, governmental, tax environmental and safety laws and regulations;
•information system failures, cyber incidents or breaches in security;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities; and
•other risks indicated in the risk factors included in CoolCo’s Annual Report on Form 20-F for the year ended December 31, 2022 and other filings with the U.S. Securities and Exchange Commission.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

All forward-looking statements included in this Report are made only as of the date of this Report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2023 and 2022. Throughout this Report, unless the context indicates otherwise, the “Company”, “CoolCo”, “we”, “Successor”, “us” and “our” all refer to Cool Company Ltd. or any one or more of its consolidated subsidiaries.

References to “Golar,” and "Predecessor," refer to Golar LNG Limited and to any one or more of its consolidated subsidiaries, including Golar Management Limited, or Golar Management, or to all such entities (NASDAQ: GLNG).

References to “QPSL” refer to Quantum Pacific Shipping Ltd. and to any one or more of its subsidiaries. References to “EPS” refer to EPS Ventures Ltd., a wholly-owned subsidiary of QPSL.

Unless otherwise indicated, all references to “USD” and “$” in this Report are to U.S. dollars. You should read the following discussion and analysis together with the unaudited condensed consolidated financial statements and related notes included elsewhere in this Report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our 2022 Annual Report on Form 20-F.

Overview

We are a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers (“LNGCs”) providing critical supply chain support to the international energy industry. CoolCo was formed with the objective of providing customers across the globe with modern and flexible LNG transportation solutions, providing a lesser-emitting form of energy to help enable decarbonization efforts, economic growth, and improvements in quality of life.

Recent and Other Developments

In addition to the other information set forth in this Report on Form 6-K, please see “Item 5 - Operating and Financial Review and Prospects - Significant Developments since January 1, 2023” of our 2022 Annual Report. The significant developments that have occurred are as follows;

•Sale of Golar Seal
In February 2023, the Company entered into an agreement to sell the Golar Seal for $184.3 million. The transaction completed on March 22, 2023 after successful redelivery of the vessel from its last charter to the buyer resulting in a gain of $42.5 million.

•Share Ownership
In February 2023, Golar sold all but one share of its remaining shareholding interest in the Company of 4,463,845 common shares to EPS. Following Golar’s sale, as of April 21, 2023, EPS owns a total of 31,254,390 common shares resulting in approximately 58.2% interest whilst the remaining 41.8% of the outstanding shares are held by the public.

•NYSE Listing
On March 14, 2023, in relation to the proposed listing of the Company’s ordinary shares on the NYSE, the U.S. Securities and Exchange Commission declared the Company’s registration statement on Form 20-F effective. After a scheduled two-day trading suspension on the Euronext Growth Oslo, shares in CoolCo commenced trading on both exchanges on March 17, 2023 under the ticker “CLCO”. No CoolCo securities were issued in connection with the NYSE share listing.

•Senior Secured Sustainability Linked Amortizing Term Loan Increase
On June 28, 2023, bank approval was obtained for a $70 million increase in the senior secured sustainability linked amortizing term loan and a reduction in the facility's interest rate margin from 275 basis points to 225 basis points over SOFR. The incremental debt funding was drawn on June 30, 2023 to fund the LNGe conversion of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction with HD Hyundai Global Service. As of June 30, 2023, the outstanding balance under the Facility amounted to $504.4 million.

•Newbuildings
On June 28, 2023, the Company announced that it has exercised its option to acquire two newbuild 2-stroke Mega LNG carriers from affiliates of EPS Ventures Ltd (“EPS”) are scheduled to deliver from Hyundai Samho Heavy Industries in Korea in September and December of 2024.

•Dividends
In February 2023 and May 2023, the Company declared a cash distribution of $0.40 and $0.41 per common share in respect of the three months ended December 31, 2022 and March 31, 2023 to common shareholders of record as of March 3, 2023 and June 1, 2023 and the dividends were paid on March 10, 2023 and June 9, 2023, respectively.

Operating and Financial Review

A. Operating Results for the six month period ended June 30, 2023, compared with the six month period ended June 30, 2022

Our results of operations as reported in our comparative unaudited condensed consolidated financial statements for the six month period ended June 30, 2022 are split between the "Successor period" of CoolCo, commencing on January 27, 2022 reflecting the funds raised from the Private Placement and the phased acquisition of the legal entities acquired from Golar on the respective acquisition dates until June 30, 2022 and the "Predecessor period" reflecting the combined carve-out financial statements of Golar Shipping and Vessel Management ("GSVM") which included historical operations and results of each of the legal entities CoolCo acquired from Golar until the day prior to the respective acquisition date. The financial statements for the Successor period are prepared in accordance with U.S. GAAP while the Predecessor period is presented on a combined carve-out basis. Although US GAAP requires us to report on our results split between the Successor period and the Predecessor period, separately, management views the Company’s operating results for the six month period ended June 30, 2023 and June 30, 2022 by combining the results of the applicable Successor and Predecessor periods because such presentation provides a meaningful comparison of our results to the prior period for the six months ended June 30, 2022. We cannot adequately benchmark the operating results for the six months period ended June 30, 2023 against the previous period reported in our comparative unaudited condensed consolidated financial statements without combining the applicable Successor and Predecessor periods and do not believe that reviewing the results of the periods in isolation would be useful in identifying trends in or reaching conclusions regarding our overall operating performance.

Management believes that the key performance metrics such as time and voyage charter revenues and vessel operating expenses for the Successor periods when combined with the Predecessor period provide more meaningful comparisons to other periods and are useful in identifying current business trends. Accordingly, the table below presents the results for the six month period ended June 30, 2022, which is the sum of the reported Successor period phased from January 27, 2022 to June 30, 2022 and the Predecessor period phased from January 1, 2022 to June 30, 2022 compared with the results for the six months period ended June 30, 2023. There are no other adjustments made in this combined presentation. These combined results are not considered to be prepared in accordance with GAAP and have not been prepared as pro forma results, per applicable regulations. The combined results may not be indicative of future results.

	Six Months Ended June, 30
	Successor	Successor (1)	Predecessor (1)	Non-GAAP Combined(2)
(in thousands of $, except average daily TCE rate)	2023	2022	2022	2022	Change	% Change
Time and voyage charter revenues	173,239	49,822	37,289	87,111	86,128	99%
Vessel and other management fee revenues	7,133	—	6,167	6,167	966	16%
Amortization of intangible assets and liabilities arising from charter agreements, net	8,593	7,070	—	7,070	1,523	22%
Total operating revenues	188,965	56,892	43,456	100,348	88,617	88%

Vessel operating expenses	(37,423)	(13,302)	(7,706)	(21,008)	(16,415)	78%
Voyage, charter hire and commission expenses, net	(2,376)	(357)	(1,229)	(1,586)	(790)	50%
Administrative expenses	(12,865)	(2,636)	(5,422)	(8,058)	(4,807)	60%
Depreciation and amortization	(38,795)	(14,966)	(5,745)	(20,711)	(18,084)	87%
Other operating income	—	—	4,374	4,374	(4,374)	(100%)
Other non-operating income	42,549	—	—	—	42,549	100%
Interest income	4,308	59	4	63	4,245	6738%
Interest expense	(39,348)	(6,672)	(4,725)	(11,397)	(27,951)	245%
Gains on derivative instruments	10,704	—	—	—	10,704	100%
Other financial items, net	(807)	(1,359)	622	(737)	(70)	9%
Income taxes	(134)	—	(385)	(385)	251	(65%)

Other Financial Data:
Total time and voyage charter revenues minus voyage, charterhire and commission expenses, net	170,863	49,465	36,060	85,525	85,338	100%
Operating days less scheduled off-hire days	2,072	817	631	1,448	624	43%
Average daily TCE rate(3) (to the closest $100)	82,500	60,500	57,100	56,300	26,200	47%

(1) The commencement of operations and funding of CoolCo and the acquisition of its initial tri-fuel diesel electric ("TFDE") LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar LNG Limited ("Golar") were completed in a phased process. It commenced with the funding of CoolCo on January 27, 2022 and concluded with the acquisition of the LNG carrier and FSRU management organization on June 30, 2022, with vessel acquisitions taking place on different dates over that period. Results for the six months that commenced January 1, 2022 and ended June 30, 2022 have therefore been split between the period prior to the funding of CoolCo and various phased acquisitions of vessel and management entities (the "Predecessor" period) and the period subsequent to the various phased acquisitions (the "Successor" period). The combined results are not in accordance with U.S. GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation."

(2) The combined results are not in accordance with GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation.

(3) Average daily TCE rate is a non-GAAP financial measure and is calculated by taking the total time and voyage charter revenues minus voyage, charterhire and commission expenses, net divided by operating days during a reporting period. Operating days are calculated on a vessel-by-vessel basis and represent the calendar days in a given period that a vessel is in our possession less off-hire days as a result of scheduled repairs, scheduled dry docking or special or intermediate surveys and scheduled lay-ups. See “Item 5. Important financial and operational terms and concepts” in the Cool Company Ltd. Annual Report on Form 20-F for the fiscal year ended December 31, 2022.

Time and voyage charter revenues: The time and voyage charter revenues increased by $86.1 million to $173.2 million for the six months period ended June 30, 2023 compared to combined $87.1 million during the six months period ended June 30, 2022, principally because of higher charterhire rates, strong market demand and acquisition of four special purpose vehicles (the “Acquired Vessel SPVs”) on November 10, 2022.

Vessel and other management fee revenues: The vessel and other management fee revenues increased by $1.0 million to $7.1 million for the six months period ended June 30, 2023 compared to combined $6.2 million during the six months period ended

June 30, 2022 due to the increase in vessel and other management fees billed to Golar, Hoegh after sale of Golar Seal and other third parties vessel management fees

Amortization of intangible assets and liabilities arising from charter agreements, net: Amortization of intangible assets and liabilities arising from charter agreements largely relates to favorable contract intangible assets and unfavorable contract liabilities which were recognized as part of the acquisition of the Original Vessels TFDE LNG carriers pursuant to the Vessel SPA. We remeasured the below/above market fair value of the existing underlying time charter party (TCP) contracts that we acquired across the fleet that were included in the pooling arrangement at the respective acquisition dates. The net amortization income for the six months period ended June 30, 2023 amounted to $8.6 million ($11.1 million amortization income of contract liabilities net of $2.5 million amortization expense of contract intangible assets)). The amortization income for the six month period ended June 30, 2022 amounted to $7.1 million ($12.3 million amortization income of contract liabilities net of $5.2 million amortization expense of contract intangible assets).

Vessel operating expenses: Vessel operating expenses increased by $16.4 million to $37.4 million for the six months period ended June 30, 2023, compared to the combined $21.0 million for the six months period ended June 30, 2022, primarily due to additional vessels operating expenses relating to Acquired Vessel SPVs and general inflationary pressures during 2023.

Administrative expenses: The administrative expenses increased by $4.8 million to $12.9 million for the six months period ended June 30, 2023 compared to combined $8.1 million for the six months period ended June 30, 2022, primarily due to non-recurring legal, professional and audit fees associated with the Company's listing on NYSE during February 2023 and other recurring corporate overheads attributable to purchase of management companies.

Other operating income: Other operating income wholly comprised of the Golar Ice's loss of hire insurance receipts of $4.4 million six months period ended June 30, 2022 during the Predecessor period. No similar loss incurred during the six months period ended June 30, 2023.

Other non-operating income: Other non-operating income of $42.5 million wholly attributable to sale of Golar Seal vessel to Hoegh on March 22, 2023 for the six months period ended June 30, 2023.No similar income earned during the combined six months period ended June 30, 2022.

Interest expense: The interest expense increased by $28.0 million to $39.3 million for the six months period ended June 30, 2023, compared to combined $11.4 million for the six months period ended June 30, 2022, primarily due to increase in interest expense arising on the Senior Secured Sustainability Linked Amortizing Term Loan on February 17, 2022, assumed $520.0 million term loan facility on November 10, 2022 and loan facilities of our lessor VIEs, inclusive of amortization of debt related transactions costs.

Gains on derivative instruments: Gains on derivative instruments represents mark-to-market income on interest rate swaps, entered during the Successor period, due to increase in long-term swap rates that resulted in a gain of $10.7 million for the six months period ended June 30, 2023. No similar derivative instruments were entered into during the combined six months period ended June 30, 2022.

Other financial items, net: Other financial items, net, reflects a net expense of $0.8 million mainly due to increased financing arrangement fees and and debt guarantees for the six months period ended June 30, 2023 compared to the combined net expense of $0.7 million for the six months period ended June 30, 2022.

Average daily TCE rate: The average daily TCE rate of $82,500 for the six months period ended June 30, 2023, is 40% higher than the combined six months period ended June 30, 2022 and in-line with the increase in time and voyage charter revenues due to higher charterhire rates and vessel acquisitions.

B. Liquidity and Capital Resources

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated:

	Successor (1)	Successor (1)	Predecessor (1)	Non-GAAP Combined(2)
(in thousands of $)	2023	2022	2022	2022
Net cash provided by operating activities	117,581	34,292	27,101	61,393
Net cash provided by / (used in) investing activities	182,996	(218,276)	—	(218,276)
Net cash (used in) / provided by financing activities	(120,207)	224,994	(54,111)	170,883
Net increase (decrease) in cash, cash equivalents and restricted cash	180,370	41,010	(27,010)	14,000
Cash, cash equivalents and restricted cash at beginning of year	133,077	50,892	77,902	77,902
Cash, cash equivalents and restricted cash at end of year	313,447	91,902	50,892	91,902

(1) Refer Note 2.a for the basis of preparation of the Successor and Predecessor periods.

(2) The combined results are not in accordance with GAAP and consist of the aggregate of selected financial data of the Successor and Predecessor periods. No other adjustments have been made to the combined presentation.

Net cash provided by operating activities

Net cash provided by operating activities increased by $56.2 million to $117.6 million for the six months period ended June 30, 2023 compared to combined $61.4 million for the six months period ended June 30, 2022. The increase was primarily due to:

•higher contribution from acquisition of Acquired Vessel SPVs on November 10, 2022, coupled with higher utilization and charter rates from all our vessels for the six months period ended June 30, 2023, compared to the same period in 2022; and

•the improvement in the general timing of working capital received from third-parties for the six months period ended June 30, 2023, compared to the same period in 2022.

Net cash used in investing activities

Net cash provided by investing activities of $183.0 million for the six months period ended June 30, 2023 pertained to cash consideration received from the disposal of Golar Seal vessel in March 2023.

Net cash used in investing activities of $218.3 million for the combined six months period ended June 30, 2022 attributable to cash consideration paid for the acquisition of vessels and management entities pursuant to the Vessel SPA and ManCo SPA.

Net cash used in financing activities

Net cash used in financing activities for the six months period ended June 30, 2023 is principally debt refinancing, scheduled debt repayments, and cash dividends paid. Net cash used in financing activities of $120.2 million during the six months period ended year ended June 30, 2023 is comprised of:

•$144.8 million debt repayments;
•$43.5 million cash dividends paid to shareholders; and
•$1.9 million financing fees relating to the restructuring and amendment of the senior secured sustainability term loan facility.

This was partially offset by:

•$70.0 million additional proceeds from the senior secured sustainability term loan facility.

Net cash provided by financing activities of $170.9 million during the combined six months period ended June 30, 2022 comprised of;

•$570.0 million proceeds from the senior secured sustainability term loan facility, which refinanced six of the Original Vessels;
~~•~~$267.1 million net proceeds from equity raise as part of the Private Placement completed during the Successor period.

This was partially offset by:

•$523.7 million debt repayments, which includes $498.8 million repayments made by to lessor VIE's to terminate five out of the seven sale and leaseback facilities during the Predecessor period ;
•$136.4 million repayments of Parent's funding during the Predecessor period; and
•$6.1 million financing fees relating to the original inception of the senior secured sustainability term loan facility during the Successor period.
Contractual Obligations

The following table sets forth our contractual obligations for the periods indicated as at June 30, 2023:

	Successor
(in millions of $)	Total Obligation	Remainder of 2023	Due in 2024 - 2025	Due in 2026-2027	Due Thereafter
CoolCo short-term and long-term debt(1)(2)	985.6	38.4	153.7	486.6	306.9
VIE short-term and long-term debt	84.8	84.8	—	—	—
Interest commitments on long-term debt(3)	266.6	32.4	119.2	84.9	30.1
Operating lease obligations	6.2	1.0	3.1	1.1	1.0
Total	1,343.2	156.6	276.0	572.6	338.0

(1)    The obligations under long-term and short-term debt above are presented gross of deferred finance charges and exclude interest.
(2)    The future loan repayments comprise repayments under the senior secured sustainable-linked term facility and the $520 million term loan facility.
(3)    Our interest commitment on our short-term and long-term debt is calculated based on SOFR rates and takes into account our various margin rates and interest rate swaps associated with each financing arrangement.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks, including interest rate, commodity price and foreign currency exchange risks. The following analysis provides quantitative information regarding our exposure to foreign currency exchange rate risk and interest rate risk. There are certain shortcomings inherent in the sensitivity analysis presented, primarily due to the assumption that exchange rates change in a parallel fashion and that interest rates change instantaneously.

Interest rate risk

A significant portion of our long-term debt obligation is subject to adverse movements in interest rates. Credit exposures are monitored on a counterparty basis, with all new transactions subject to senior management approval. Certain of our current bank and lease financing agreements bear floating interest rates, based on SOFR. Significant adverse fluctuations in floating interest rate could adversely affect our operating and financial performance and our ability to service our debt.

We have entered into interest rate swap agreements with various financial institutions to reduce the interest rate risk associated with fluctuations and exposure to changes in interest rates associated with our financing agreements. As of June 30, 2023, the interest exposure for the Senior Secured Sustainability Linked Amortizing Term Loan or “Facility” has been fully hedged at an average fixed rate of 3.37% which have a total notional principal of $504.4 million. The swap agreements, maturing in February 2027, follow the amortization profile of the Facility. We may enter into additional financial instruments to manage our exposure to interest rates.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. Periodically, we may be exposed to foreign currency exchange fluctuations as a result of expenses paid by certain subsidiaries in currencies other than U.S. dollars, for instance British Pounds, in relation to our administrative office in the U.K.and Norwegian Kroner and Euros, for operating expenses and capital expenditure projects.

We operate principal technical and operations offices in Norway, where the majority of expenses are incurred in NOK. Based on our NOK administrative expenses incurred in 2023, a 10% depreciation of the U.S. dollar against NOK would have increased our expenses by $0.6 million

The base currency of the majority of our seafaring officers’ remuneration was the Euro. Based on the crew costs incurred in 2023, a 10% depreciation of the U.S. dollar against the Euro would have increased our crew cost for 2023 by $1.2 million.

Inflation risk

Inflation has not had a significant impact on operating or other expenses; however our contracts do not generally contain inflation-adjustment mechanisms and we are subject to risks related to inflation.

We do not consider inflation to be a significant risk to costs in the current and foreseeable future economic environment.
However, should the world economy continue to be affected by inflationary pressures this could result in increased operating and financing costs.

Credit risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

Operational Risk

The operation of a LNG carrier has certain unique operational risks. Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding and fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our LNG carriers suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover at all or in full.
The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition.

At a commercial level it also includes the ability to secure employment contracts on reasonable terms for our vessels;
and obtaining financing and working capital on reasonable terms.

COOL COMPANY LTD.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF OPERATIONS

		Six Months Ended June 30,
		Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $, except per share amounts)	Notes	2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Time and voyage charter revenues	10	173,239	49,822	37,289
Vessel and other management fee revenues		7,133	—	6,167
Amortization of intangible assets and liabilities arising from charter agreements, net	9	8,593	7,070	—
Total operating revenues		188,965	56,892	43,456

Vessel operating expenses		(37,423)	(13,302)	(7,706)
Voyage, charter hire and commission expenses, net		(2,376)	(357)	(1,229)
Administrative expenses		(12,865)	(2,636)	(5,422)
Depreciation and amortization	9, 13	(38,795)	(14,966)	(5,745)
Total operating expenses		(91,459)	(31,261)	(20,102)

Other operating income	6	—	—	4,374
Operating income		97,506	25,631	27,728

Other non-operating income	6	42,549	—	—

Financial income/(expense)
Interest income		4,308	59	4
Interest expense		(39,348)	(6,672)	(4,725)
Gains on derivative instruments	7	10,704	—	—
Other financial items, net	7	(807)	(1,359)	622
Net financial expense		(25,143)	(7,972)	(4,099)

Income before income taxes and non-controlling interests		114,912	17,659	23,629
Income taxes	8	(134)	—	(385)
Net income		114,778	17,659	23,244
Net income attributable to non-controlling interests		(943)	(811)	(8,206)
Net income attributable to the Owners of Cool Company Ltd. / Predecessor's Parent		113,835	16,848	15,038

Basic and diluted earnings per share	21	$2.12	$0.42	$14.89

(1)     Refer Note 2.a for the basis of preparation of the Successor and Predecessor periods.

The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

	Six Months Ended June 30,
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Comprehensive income
Net income	114,778	17,659	23,244
Comprehensive income	114,778	17,659	23,244

Comprehensive income attributable to:
Owners of Cool Company Ltd. / Predecessor's Parent	113,835	16,848	15,038
Non-controlling interests	943	811	8,206
Comprehensive income	114,778	17,659	23,244
(1)     Refer Note 2.a for the basis of preparation of the Successor and Predecessor periods.

The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	Notes	June 30, 2023	December 31, 2022
			(Audited)
ASSETS
Current assets
Cash and cash equivalents		309,419	129,135
Restricted cash and short-term deposits	5	3,554	3,435
Trade accounts receivable		6,351	2,467
Intangible assets, net	9	2,570	5,552
Inventories		604	991
Other current assets	11	4,028	3,758
Total current assets		326,526	145,338

Non-current assets
Restricted cash		474	507
Newbuildings	12	113,787	—
Vessels and equipment, net	13	1,733,799	1,893,407
Intangible assets, net	9	8,571	8,315
Other non-current assets	14	20,024	10,494
Total assets		2,203,181	2,058,061

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt and short-term debt	15	159,739	180,065
Trade accounts payable		31,405	2,576
Accrued expenses	5	54,597	51,275
Other current liabilities	16	52,464	43,047
Amounts due to related parties	19	114,144	1,626
Total current liabilities		412,349	278,589

Non-current liabilities
Long-term debt	15	904,162	958,237
Other non-current liabilities	17	98,669	105,722
Total liabilities		1,415,180	1,342,548
Commitments and contingencies	20

Equity
Owners' share capital		53,688	53,688
Additional paid-in capital		508,324	507,127
Retained earnings		156,090	85,742
Total Owners' Equity		718,102	646,557
Non-controlling interests	5	69,899	68,956
Total equity		788,001	715,513
Total liabilities and equity		2,203,181	2,058,061

The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

	Six Months Ended June 30,
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Operating activities
Net income	114,778	17,659	23,244
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	38,795	14,966	5,745
Amortization of intangible assets and liabilities charter agreements, net	(8,593)	(7,070)	—
Amortization of deferred charges	2,319	441	1,588
Gain on sale of vessels and equipment	(42,549)	—	—
Drydocking expenditure	(4,284)	—	—
Compensation cost related to share-based payment	1,197	—	238
Change in fair value of derivative instruments	(6,446)	—	—
Change in assets and liabilities:
Trade accounts receivable	(3,885)	(2,285)	(117)
Inventories	387	(1,298)	—
Other current and other non-current assets	(4,892)	5,158	(7,226)
Amounts (due to) /from related parties	(1,270)	3,067	1,252
Trade accounts payable	26,966	991	(400)
Accrued expenses	(7,178)	3,261	(180)
Other current and non-current liabilities	12,236	(598)	2,957
Net cash provided by operating activities	117,581	34,292	27,101

Investing activities
Additions to vessels and equipment	(872)	—	—
Proceeds from sale of vessels and equipment	184,300	—	—
Additions to intangible assets	(432)	—	—
Consideration for acquisition of vessels and management entities	—	(218,276)	—
Net cash provided by / (used in) investing activities	182,996	(218,276)	—

Financing activities
Proceeds from short-term and long-term debt	70,000	570,000	—
Repayments of short-term and long-term debt	(144,828)	(24,862)	(498,832)
Financing arrangement fees and other costs	(1,892)	(6,128)	—
Cash dividends paid	(43,487)	—	—
Repayments of Parent's funding	—	—	(136,351)
(Repayments to) / contributions from CoolCo in connection with acquisition, net of equity proceeds	—	(581,072)	581,072
Net proceeds from equity raise	—	267,056	—
Net cash (used in) / provided by financing activities	(120,207)	224,994	(54,111)
Net increase / (decrease) in cash, cash equivalents and restricted cash	180,370	41,010	(27,010)
Cash, cash equivalents and restricted cash at beginning of period	133,077	50,892	77,902
Cash, cash equivalents and restricted cash at end of period	313,447	91,902	50,892
(1)     Refer Note 2.a for the basis of preparation of the Successor and Predecessor periods.

Supplemental note to the unaudited condensed consolidated and combined carve-out statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the unaudited condensed consolidated and combined carve-out statements of cash flows:

	Successor	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve out)
(in thousands of $)	June 30, 2023 (1)	Phased period from January 27, 2022 to December 31, 2022⁽¹⁾	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Cash and cash equivalents	309,419	129,135	77,272	28,919
Restricted cash and short-term deposits (current portion)	3,554	3,435	14,630	21,973
Restricted cash (non-current portion)	474	507	—	—
Cash, cash equivalents and restricted cash at end of period	313,447	133,077	91,902	50,892
(1)     Refer Note 2.a for the basis of preparation of the Successor and Predecessor periods.

The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.
UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CHANGES IN EQUITY

		Six Months Period Ended June 30, 2022
(in thousands of $, except number of shares)	Number of common shares	Parent’s / Owners’ Share Capital	Contributed/ Additional Paid-in Capital(3)	Retained (Deficit) / Earnings	Total Parent's / Owners' Equity	Non- controlling Interest	Total Equity
Combined carve-out predecessor⁽¹⁾ balance at December 31, 2021 (Audited)	1,010,000	1,010	779,852	(212,305)	568,557	174,498	743,055
Net income	—	—	—	15,038	15,038	8,206	23,244
Share based payments contribution	—	—	238	—	238	—	238
Deconsolidation of lessor VIEs (Note 5)	—	—	—	—	—	(115,412)	(115,412)
Combined carve-out predecessor(1) balance upon disposal	1,010,000	1,010	780,090	(197,267)	583,833	67,292	651,125
Cancellation of Parent's equity(2)	(1,000,000)	(1,000)	(780,090)	197,267	(583,823)	—	(583,823)
Combined carve-out equity balance prior to acquisition	10,000	10	—	—	10	67,292	67,302
Consolidated successor(1) balance upon acquisition	10,000	10	—	—	10	—	10
Issuance of shares from private placement	27,500,000	27,500	239,393	—	266,893	—	266,893
Issuance of shares to Golar	12,500,000	12,500	114,703	—	127,203	—	127,203
Recognition of non-controlling interest upon acquisition(2)	—	—	—	—	—	67,292	67,292
Fair value adjustment in relation to acquisition	—	—	—	—	—	(95)	(95)
Net income	—	—	—	16,848	16,848	811	17,659
Consolidated successor(1) balance at June 30, 2022	40,010,000	40,010	354,096	16,848	410,954	68,008	478,962

(1)     Refer Note 2.a for the basis of preparation of the Successor and Predecessor periods.
(2)     Represents cancellation of Parent's aggregated equity, upon disposal of entities to CoolCo pursuant to the Vessel SPA and ManCo SPA, previously presented on a combined carve-out basis during the Predecessor period.
(3)     Contributed / additional paid in capital refers to the amounts of capital contributed or paid in over and above the par value of the
Company’s issued share capital.

	Six Months Period Ended June 30, 2023
(in thousands of $, except number of shares)	Number of common shares	Owners’ Share Capital	Additional Paid-in Capital(2)	Retained Earnings	Owners' Equity	Non- controlling Interests	Total Equity
Consolidated successor(1) balance at December 31, 2022 (Audited)	53,688,462	53,688	507,127	85,742	646,557	68,956	715,513
Net income	—	—	—	113,835	113,835	943	114,778
Share based payments contribution	—	—	1,197	—	1,197	—	1,197
Dividends	—	—	—	(43,487)	(43,487)	—	(43,487)
Consolidated successor(1) balance at June 30, 2023	53,688,462	53,688	508,324	156,090	718,102	69,899	788,001

(1)     Refer Note 2.a for the basis of preparation of the Successor and Predecessor periods.
(2) Additional paid-in capital refers to the amounts of capital contributed or paid-in over and above the par value of the Company's issued share capital.

The accompanying notes are an integral part of these unaudited condensed consolidated and combined carve-out financial statements.

COOL COMPANY LTD.

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

1. GENERAL

The Cool Company Ltd. (“CoolCo”, the “Company” or “Successor”) is a private limited liability company incorporated in 2018 under the laws of Bermuda. In the period from the incorporation of CoolCo in October 2018 until early 2022 when the transactions described below occurred, the operations of CoolCo were considered insignificant. Beginning in 2022, CoolCo started engaging in the acquisition, ownership, operation and chartering of liquefied natural gas (“LNG”) carriers (“LNGCs”), and the operation of third party fleets under management agreements. The Company is currently listed on the Euronext Growth Oslo and New York Stock Exchange under the symbol "CLCO".

As used herein and unless otherwise required by the context, the terms “CoolCo”, the “Company”, “we”, “our”, “us” and words of similar import refer to CoolCo or any one or more of its consolidated subsidiaries, or to all such entities.

References to “QPSL” refer to Quantum Pacific Shipping Ltd. and to any one or more of its subsidiaries. References to “EPS” refer to EPS Ventures Ltd., a wholly-owned subsidiary of QPSL.

As of June 30, 2023, CoolCo’s owned fleet comprised of eleven LNGCs, including seven modern tri-fuel diesel electric (“TFDE”) vessels we acquired from Golar LNG Limited (“Golar”) and four vessels, comprising of two modern 2-stroke and two TFDE, acquired from Quantum Crude Tankers Ltd, an affiliate of EPS. CoolCo managed eighteen vessels (including both LNGCs and Floating Storage and Regasification Units (“FSRUs”)) for third parties.

A.Acquisitions from Golar LNG Limited

Golar Shipping and Vessel Management (“GSVM” or "Predecessor”) was a carve-out business of Golar. During the Predecessor periods reported herein, GSVM was engaged in the acquisition, ownership, operation and chartering LNGCs, previously reported within the 'Shipping' segment by Golar, and the operation of third-party vessels under management agreements, previously reported within the 'Corporate and other' segment by Golar. On January 26, 2022, CoolCo entered into various agreements with Golar, including:

1) Vessel SPA: CoolCo and Golar entered into the Vessel SPA, as amended on February 25, 2022, pursuant to which CoolCo acquired all of the outstanding shares of nine of Golar’s wholly-owned subsidiaries on various dates in March and April 2022. Eight of these entities are each the registered or disponent owner or lessee of the following modern TFDE LNG carriers: Golar Seal, Golar Crystal, Golar Ice, Golar Bear, Golar Frost, Golar Glacier, Golar Snow and Golar Kelvin (the "Original Vessels"), each of which operated, as of the acquisition date, under pre-existing time charters of various durations with major energy, utility and commodity trader counterparties. The ninth subsidiary, The Cool Pool Limited, is the entity responsible for the commercial marketing of these LNG carriers. Coolco sold one of the TFDE LNG carriers, Golar Seal, bought from Golar in March 2023.

The purchase price for each vessel under the Vessel SPA was $145 million per vessel, subject to working capital and debt adjustments. Each acquisition of Golar’s subsidiaries closed on phased completion dates corresponding with the date that the respective Golar subsidiary debt was either refinanced with CoolCo’s Senior Secured Sustainability Linked Amortizing Term Loan (as described further below, for six of the Golar subsidiaries acquired) or assumed by CoolCo (for two of the Golar subsidiaries acquired, lender consent was obtained for the change of control of the existing sale and leaseback arrangements for the vessels Golar Ice and Golar Kelvin, further described in Note 5 herein), which were all subject to customary conditions precedent. CoolCo’s acquisitions closed on various dates from March 3, 2022 to April 5, 2022.

2) Revolving Credit Facility: CoolCo and Golar also entered into a Revolving Credit Facility (the "RCF") for up to $25.0 million (with a maturity date of January 2024, a fixed interest rate of 5% and a commitment fee of 50 basis points on the undrawn amount) to fund CoolCo’s working capital requirements. On May 28, 2023, CoolCo terminated the RCF and no further commitment fee shall be payable from this date.

3) Transitional Services Agreement: CoolCo and Golar entered into a Transitional Services Agreement (the "TSA"), which was subsequently replaced with the Administrative Services Agreement (the "ASA") pursuant to which Golar provided corporate administrative services to CoolCo for a fixed daily fee. The ASA expired on June 30, 2023.

4) ManCo Agreement: CoolCo and Golar agreed that following the conclusion of an internal reorganization of Golar’s management organization, CoolCo acquired Golar’s LNGC and FSRU management organization on June 30, 2022.

On January 26, 2022, CoolCo authorized the issuance of 398,990,000 additional common shares at $1 par value, increasing the total number of authorized common shares to 400,000,000. These new common shares have the same rights as the issued and outstanding common shares prior to such date.

On February 17, 2022, CoolCo entered into a s Senior Secured Sustainability Linked Amortizing Term Loan of $570.0 million (with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate plus 275 basis points) with a syndicate of banks, which CoolCo drew-down contemporaneously with the respective vessel acquisitions to refinance Golar’s existing financing relating to certain of the vessels acquired pursuant to the Vessel SPA, as discussed above.

In February 2022, CoolCo sold 27.5 million common shares at a price of $10.00 per share raising proceeds of $275 million (net: $266.7 million) in a private placement (the “Private Placement”). The proceeds were also used to finance the acquisition of the Original Vessels. As a result of the Private Placement and post-acquisitions from Golar, EPS Ventures Ltd (“EPS”), a wholly-owned subsidiary of Quantum Pacific Shipping Ltd (“QPSL”), at the time became the largest shareholder with 37.5% of CoolCo’s common shares. Golar held 31.3% of the common shares and public shareholders held the remaining common shares. The common shares were listed on Norwegian Over-The-Counter Market (N-OTC) immediately following completion of the Private Placement. On February 22, 2022, CoolCo completed its listing of common shares on the Euronext Growth Oslo. Golar determined that it relinquished control of CoolCo on January 26, 2022.

On June 30, 2022, CoolCo entered into various agreements (the "ManCo SPA") with Golar to purchase Golar's LNG carrier and FSRU management organization. Golar and CoolCo entered into the ManCo SPA (as contemplated in the ManCo Agreement), pursuant to which CoolCo acquired four of Golar's wholly-owned subsidiaries, including agreements to manage third parties' fleets of LNG carriers and FSRUs. Following completion of the transactions contemplated under the ManCo SPA, the employees of such entities would also become CoolCo employees.

The aggregate amount of purchase consideration for Vessel SPA and ManCo SPA was $346.2 million. This was comprised of $127.9 million in the form of shares in the Company issued to Golar on each respective entity acquisition date pursuant to Vessel SPA, $211.7 million net cash consideration resulting from acquisition-related refinancing via the Company’s Senior Secured Sustainability Linked Amortizing Term Loan which was drawn-down contemporaneously with each respective vessel acquisition date and Vessel SPA working capital adjustments and ManCo SPA purchase price of approximately $6.6 million, including working capital adjustments, which was paid in cash. Golar and CoolCo also entered into an ASA, which replaced the TSA, for the provision of IT, accounting, treasury, finance operations and other corporate overhead functions from July 1, 2022 to June 30, 2023.

The Company accounted for the acquisitions pursuant to Vessel SPA and ManCo SPA as asset acquisitions (Refer to Note 2c Acquisitions). The table below presents the fair values and excess purchase consideration that were allocated to the assets acquired and liabilities assumed based upon fair values as determined by CoolCo.

	Predecessor (Combined Carve-out)		Successor (Consolidated)
(in $ millions)	Amounts de-recognized on disposal[1] (a)	Fair value and other adjustments[2] (B)	Fair value of amounts acquired C = A + B	Excess purchase consideration allocation (D)	Amounts recognized upon acquisition E = C + D

Assets Acquired
Vessels and equipment, net	1,387.3	(222.2)	1,165.1	27.9	1,193.0
Favorable Contract Intangible Assets	—	13.5	13.5	—	13.5
Assembled Workforce	—	4.5	4.5	0.1	4.6
Customer Relationships	—	3.5	3.5	0.1	3.6
Other current and non-current assets	61.7	—	61.7	0.1	61.8
Total assets acquired:	1,449.0	(200.7)	1,248.3	28.2	1,276.5
Liabilities Assumed
Current portion of long-term debt	154.5	(4.5)	150.0	—	150.0
Unfavorable contracts liabilities	—	69.7	69.7	—	69.7
Other current and non-current liabilities	643.3	—	643.3	—	643.3
Total liabilities assumed:	797.8	65.2	863.0	—	863.0
Non-controlling interest	67.4	(0.1)	67.3	—	67.3
Net assets to be acquired:	583.8	(265.8)	318.0	28.2	346.2

Purchase consideration, net[3]	346.2
Less: fair values of net assets acquired	(318.0)
Excess purchase consideration	28.2

1 The amounts derecognized upon disposal reflects the aggregate assets and liabilities that were specifically identifiable and directly attributable to the entities, acquired pursuant to the Vessel SPA, that closed on various dates from March 3, 2022 to April 5, 2022 and the four management entities, acquired pursuant to the ManCo SPA that closed on June 30, 2022.

2 Represents the fair value and other adjustments to the assets and liabilities of entities acquired pursuant to the Vessel SPA and the ManCo SPA as of the respective disposal dates. The adjustment to Vessels and equipment, net reflect these assets at fair value consistent with the revaluation adjustment, including an impairment of vessels, recognized by Golar in accordance with ASC 360 Property, plant and equipment, following the classification of such long-lived assets as held-for-sale within the Parent's consolidated financial statements. However, for the purposes of GSVM the vessels were deemed as held for use and therefore no similar impairment has been recognized during the Predecessor Period within the combined carve-out statement of operations.

3 The Vessel SPA stated a purchase price of $145 million per vessel, subject to working capital and debt adjustments, for each of the eight modern LNG carriers totaling to $1,160.0 million (the "Vessel SPA Purchase Price"). The Purchase Consideration, net is reconciled below:

(in $ millions)		Description

Vessel SPA purchase price	1,160.0	Vessel SPA purchase price of $145 million per vessel.
Less: Debt and leases settled	(587.3)
The settlement of the legacy debt and sale and leaseback obligations on six of the eight vessels, which was partly financed by CoolCo's Senior Secured Sustainability Linked Amortizing Term Loan (Note 15)

Less: Leases assumed	(233.7)	Relates to the assumed existing sale and leaseback arrangements from Golar secured by the Golar Ice and Golar Kelvin. These leases are eliminated on consolidation (Note 5)
Add: Working capital adjustments	0.6
Net purchase consideration to Golar under the Vessel SPA	339.6
Settled in the form of cash of $211.7 million and 12,500,000 CoolCo shares with an equivalent value of $127.9 million, issued to Golar for entities acquired at the respective acquisition dates pursuant to the Vessel SPA.

Add: ManCo SPA Consideration	6.6	This relates to the cash consideration for the ManCo SPA.
Purchase consideration, net	346.2

B. Acquisition from Quantum Crude Tankers Ltd, an affiliate of EPS

On November 10, 2022, pursuant to the Master Sale Agreement (“MSA”), we acquired four special purpose vehicles (the “Acquired Vessel SPVs”) with contracted LNG carriers, the 2021 built 2-stroke Kool Orca, the 2020 built 2-stroke Kool Firn, and the 2015 built TFDE vessels Kool Boreas and Kool Baltic (together the “Acquired Vessels”), from Quantum Crude Tankers Ltd (“QCT”), an affiliate of EPS for an aggregate purchase price of approximately $662.8 million.

In connection with the acquisition, the Company completed a private placement of shares in November 2022 consisting of (i) a primary offering of new shares in the Company and (ii) a secondary offering of existing shares by Golar (the ‘‘Second Private Placement’’). The Company raised gross proceeds equivalent to approximately $170 million (net: $166.0 million) through an issuance of 13,678,462 new shares, and Golar sold 8,046,154 existing shares for approximately $100 million to EPS. The shares sold in the Second Private Placement were placed at a price per new share of NOK 130. Upon completion of this private placement, the Company has a total of 53,688,462 outstanding shares with a par value $1.00 each with EPS acquiring 10,789,728 additional shares as part of the Second Private Placement.

We financed the purchase price with the net proceeds of the Second Private Placement and assumed debt of $520.0 million (Note 15), resulting in a net cash consideration of $135.2 million. The details of the Acquired Vessel SPVs are as follows:

Date	Name	Purpose
November 10, 2022	Pernli Marine Limited	Owns and operates Kool Baltic
November 10, 2022	Persect Marine Limited	Owns and operates Kool Boreas
November 10, 2022	Felox Marine Limited	Owns and operates Kool Firn
November 10, 2022	Respent Marine Limited	Owns and operates Kool Orca

The Company accounted for the acquisition pursuant to the MSA as an asset acquisition (Refer to Note 2c – Acquisitions). The table below presents the aggregated fair values of the Acquired Vessel SPVs and excess of fair value over purchase consideration allocated to the assets acquired and liabilities assumed based upon fair values determined by CoolCo.

	Successor (Consolidated)
(in $ millions)	Aggregated amounts on acquisitio[n] (A)	Fair value and other adjustments (B)	Fair value of amounts acquired C = A + B	Excess fair values over purchase consideration allocation (D)	Amounts recognized upon acquisition E = C + D
Assets Acquired
Vessels	640.6	149.7	790.3	(45.7)	744.6
Favorable Contract Intangible Assets	—	5.4	5.4	—	5.4
Other current and non-current assets	2.2	—	2.2	—	2.2
Total assets acquired:	642.8	155.1	797.9	(45.7)	752.2
Liabilities Assumed
Long-term debt	520.0	—	520.0	—	520.0
Unfavorable contracts liabilities	—	89.3	89.3		89.3
Other liabilities	7.7	—	7.7	—	7.7
Total liabilities assumed:	527.7	89.3	617.0	—	617.0

Net assets to be acquired:	115.1	65.8	180.9	(45.7)	135.2

Fair values of net assets acquired		180.9
Less: Purchase consideration, net[2]		(135.2)
Excess of fair values over purchase consideration		45.7

(1) Represents the aggregated balances of assets acquired and liabilities assumed that were specifically identifiable and directly attributable to each of the Acquired Vessel SPVs, acquired pursuant to the transactions contemplated under the MSA which closed on November 10, 2022.

(2) The aggregate purchase price under the MSA was $662.8 million offset by (i) $520.0 million debt assumed; and (ii) $7.6 million of working capital adjustments, resulting in net cash purchase consideration paid to EPS of $135.2 million.

On November 3, 2022, in connection with the vessel acquisitions described above, the Company also entered into an option agreement with an affiliate of EPS to acquire newbuild contracts for a further two 2-stroke LNG carriers that are scheduled to be delivered in the second half of 2024. The options on these two vessels were exercised on June 28, 2023 (Note 12) and the total purchase consideration under the option agreement is estimated to be approximately $234 million per vessel.

The Original Vessels we acquired pursuant to the Vessel SPA and the Acquired Vessels we acquired pursuant to the MSA are collectively referred to as the ‘‘Vessels’’.

2. BASIS OF PREPARATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These unaudited condensed consolidated and combined carve-out financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These unaudited condensed consolidated and combined financial statements do not include all of the disclosures required under U.S. GAAP in annual financial statements, and should be read in conjunction with our audited consolidated and combined carve-out financial statements for the year ended December 31, 2022, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission on April 21, 2023.

a) BASIS OF PREPARATION

The formation and funding of CoolCo and its acquisition of the eight TFDE LNG carriers, The Cool Pool Limited and the shipping and FSRU management organization from Golar (as described in Note 1) were completed in a series of phased acquisitions. CoolCo commenced meaningful operations from January 27, 2022, the date of the Private Placement from which point it had the means to finance the acquisitions pursuant to the Vessel SPA and ManCo SPA. CoolCo acquired each of the thirteen legal entities from Golar on multiple acquisition dates during the period from March 3, 2022 to June 30, 2022. Refer Note 1.

As a result, these financial statements are presented as follows:

a.The successor period of CoolCo, commencing on January 27, 2022, reflects the funds raised from the Private Placement and the phased acquisition of the legal entities acquired from Golar on the respective acquisition dates until June 30, 2022 (the “Successor Period”).
b.The predecessor period reflects the combined carve-out financial statements of GSVM which included historical operations and results of each of the legal entities CoolCo acquired from Golar until the day prior to the respective acquisition date (the “Predecessor Period”).

b) SIGNIFICANT ACCOUNTING POLICIES

The accounting policies adopted in the preparation of these unaudited condensed consolidated and combined carve-out financial statements for the six months ended June 30, 2023 and 2022 are consistent with those followed in the preparation of our audited consolidated and combined carve-out financial statements for the year ended December 31, 2022, except for those discussed below and disclosed in note 3.

Use of estimates

The preparation of unaudited condensed financial statements requires management to make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. In assessing the recoverability of our vessels carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual values, charter rates, vessel operating expenses and drydocking requirements.

Contingencies

In the ordinary course of business, we are subject to various claims, lawsuits and complaints. A contingent loss is recognized in the unaudited condensed financial statements if the contingency was present at the date of the unaudited condensed financial statements, the likelihood of loss is considered probable and the amount can be reasonably estimated. If we determine that a reasonable estimate of the loss is a range and there is no best estimate within the range, a contingent loss is recognized for the lower amount within the range. A contingent gain is only recognized when the amount is considered realized or realizable. Legal costs are expensed as incurred.

Earnings per share

Basic earnings per share for the Successor Period is computed based on the income available to common shareholders and the weighted average number of shares outstanding. For the period ended June 30, 2023, the basic and diluted EPS is determined as follows: Net income attributable to the owners of Cool Company Ltd. divided by the weighted average number of outstanding common shares.

Basic and diluted earnings per share for the Predecessor Period is determined as follows: Net income attributable to the Predecessor Parent divided by the Predecessor Parent's outstanding common shares of 1,010,000

Newbuildings

Newbuilds are stated at cost. All pre-delivery costs incurred during the construction of newbuilds, including purchase installments, interest, supervision and technical costs, are capitalized. Capitalization ceases and depreciation commences when the vessel is available for its intended use.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In March 2020, the FASB issued ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, as amended by ASU 2021-01 Reference Rate Reform (Topic 848): Scope issued in January 2021 and ASU 2022-06 Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848 issued in December 2022. This guidance provides temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met, which are available for election until December 31, 2024. Modifications to contracts affected by the reference rate reform are under discussion with counterparties and optional expedients are expected to be used where available.

In October 2021, the FASB issued ASU 2021-08 Business Combinations (Topic 805) - Accounting for contract assets and contract liabilities from contracts with customers. We adopted this with effect from January 1, 2023. The adoption of ASU 2021-08 had no impact on our consolidated financial statements.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that have been issued but not yet adopted as of June 30, 2023:

Standard	Description	Date of Adoption	Effect on our unaudited condensed consolidated Financial Statements or Other Significant Matters for the Successor Period
ASU 2022-03 Fair Value Measurement (Topic 820) - Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions	This amendment is intended to reduce diversity in practice in the measurement of the fair value of equity securities subject to contractual sale restrictions. For entities that have investments in equity securities that are subject to contractual sale restrictions, the contractual restriction on the sale is not considered part of the unit of account of the equity security, is not considered when measuring fair value and additional disclosures are required. This amendment is required to be applied prospectively from date of adoption; early adoption is permitted.	January 1, 2024	No impact currently expected as a result of the adoption of this ASU.

4. STRUCTURE

Listed below are the significant entities included in the Successor and Predecessor periods (where applicable):

Purpose
Name	Jurisdiction of Incorporation	Successor	Predecessor
Cool Company Ltd.	Bermuda	Holding company	Holding company
Kool Crystal Corporation (2)	Marshall Islands	Owns and operates Golar Crystal	Leases Golar Crystal (1)
Kool Glacier Corporation (3)	Marshall Islands	Owns and operates Kool Glacier	Leases Kool Glacier (1)
Kool Ice Corporation (4)	Marshall Islands	Leases Kool Ice (1)	Leases Kool Ice (1)
Golar LNG NB11 Corporation	Marshall Islands	Leases Golar Kelvin (1)	Leases Golar Kelvin (1)
Golar Hull M2021 Corporation	Marshall Islands	Previously Owned and operated Golar Seal	Leases Golar Seal (1)
Kool Blizzard Corporation (5)	Marshall Islands	Owns and operates Kool Blizzard	Leases Kool Blizzard (1)
Kool Husky Corporation (6)	Marshall Islands	Owns and operates Golar Bear	Leases Golar Bear (1)
Kool Frost Corporation (7)	Marshall Islands	Owns and operates Kool Frost	Owns and operates Kool Frost
The Cool Pool Limited	Marshall Islands	Commercial management company	Commercial management company
Cool Company Management d.o.o. (formerly Golar Management d.o.o.)	Croatia	Vessel management company	Vessel management company
Cool Company Management AS (formerly Golar Management Norway AS)	Norway	Vessel management company	Vessel management company
Cool Company Management Ltd	United Kingdom	Management company	not applicable (8)
Cool Company Management Malaysia Sdn Bhd	Malaysia	Management company	not applicable (8)
Pernli Marine Limited	Liberia	Owns and operates Kool Baltic	not applicable (9)
Persect Marine Limited	Liberia	Owns and operates Kool Boreas	not applicable (9)
Felox Marine Limited	Liberia	Owns and operates Kool Firn	not applicable (9)
Respent Marine Limited	Liberia	Owns and operates Kool Orca	not applicable (9)
Kool Panther Corporation	Liberia	Owns Kool Panther	not applicable (10)
Kool Tiger Corporation	Liberia	Owns Kool Tiger	not applicable (10)

(1) The above table excludes the lessor VIEs that we have leased vessels from under finance leases. The lessor VIEs are wholly-owned, special purpose vehicles (“SPVs”) of financial institutions. While we do not hold any equity investments in these SPVs, we have concluded that we are the primary beneficiary of these lessor VIEs and accordingly have included these entities in our consolidated financial statements. See note 5 for further details.

(2) Kool Crystal Corporation, previously known as Golar Hull M2022 Corporation, was renamed effective July 1, 2023.

(3) Kool Glacier Corporation, previously known as Golar LNG NB10 Corporation, was renamed effective February 27, 2023.

(4) Kool Ice Corporation, previously known as Golar Hull M2048 Corp., was renamed effective January 23, 2023. The vessel bareboat chartered and operated by this entity was renamed to Kool Ice from Golar Ice effective April 3, 2023
.
(5) Kool Blizzard Corporation, previously known as Golar HULL M2047 Corporation, was renamed effective April 3, 2023. The vessel owned and operated by this entity was renamed to Kool Blizzard from Golar Snow effective April 7, 2023.

(6) Kool Husky Corporation, previously known as Golar Hull M2027 Corporation, was renamed effective August 9, 2023. The vessel bareboat chartered and operated by this entity was renamed to Kool Husky from Golar Bear effective August 19, 2023.

(7) Kool Frost Corporation, previously named as Golar LNG NB12 Corp., was renamed effective February 1, 2023. The vessel owned and operated by this entity was renamed to Kool Frost from Golar Frost effective February 3, 2023

(8) Cool Company Management Ltd and Cool Company Management Malaysia Sdn Bhd were formed and incorporated in January 2022 and March 2022, respectively, therefore, no historical results of operations of these entities are included within the Predecessor period combined carve-out financial statements.

(9) Pernli Marine Limited, Persect Marine Limited, Felox Marine Limited and Respent Marine Limited were acquired by CoolCo on November 10, 2022 from QCT and were not part of GSVM. As such, they are included within the Successor Period only.

(10) Kool Panther Corporation and Kool Tiger Corporation were formed and incorporated by CoolCo in May 2023 and were not part of GSVM. As such, they are included within the Successor Period only.

5. VARIABLE INTEREST ENTITIES (“VIEs”)

Lessor VIEs

As part of the original transactions that were entered into by Golar, the vessels we acquired under the Vessel SPA had been sold and then subsequently leased back on a bareboat charter for a term of seven to ten years, with options available to the Predecessor to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period.

Following completion of the acquisition of all of the vessels under the Vessel SPA which completed in April 2022, only two of the existing seven sale and leaseback arrangements, secured by the Golar Ice and Golar Kelvin, were novated and assumed by the Company. The remaining five sale and leaseback arrangements were repurchased by GSVM prior to disposal and refinanced by us with our Senior Secured Sustainability Linked Amortizing Term Loan (Note 15). Consequently, this resulted in the deconsolidation of the five lessor VIEs by the Predecessor against the non-controlling interest of $115.4 million.

As of June 30, 2023 , we leased two vessels from lessor VIEs as part of sale and leaseback agreements with ICBC Finance Leasing Co. Ltd. (“ICBCL”) entities.

The equity attributable to ICBCL in Lessor SPVs is included in non-controlling interests in our unaudited condensed consolidated statement of operations and statement of changes in equity within the consolidated successor balance as of June 30, 2023. As of June 30, 2023, the carrying values of the vessels Kool Ice and Golar Kelvin are reported under “Vessels and equipment, net” in our consolidated balance sheet.

The following table gives a summary of the sale and leaseback arrangements, including repurchase options and obligations.

Vessel	Effective from	Lessor	Sales value (in $ millions)	Lease duration	First repurchase option (in $ millions)	Date of first repurchase option(2)	Net repurchase obligation at end of lease term (in $ millions)	End of lease term
Successor and Predecessor Period
Golar Kelvin	January 2015	ICBCL	204.0	10 years	173.8	January 2020	71.0	January 2025
Golar Ice	February 2015	ICBCL	204.0	10 years	173.8	February 2020	71.0	January 2025
Predecessor Period
Golar Snow (1)	January 2015	ICBCL	204.0	10 years	173.8	January 2020	116.2	April 2023
Golar Glacier (1)	October 2014	ICBCL	204.0	10 years	173.8	October 2019	113.4	April 2023
Golar Seal	March 2016	CCBFL	203.0	10 years	132.8	March 2018	63.4	March 2026
Golar Crystal	March 2017	COSCO	187.0	10 years	97.3	March 2020	50.0	March 2027
Golar Bear	June 2020	AVIC	160.0	7 years	100.7	June 2021	45.0	June 2027

(1) In June 2021, the GSVM entered into certain amendments to the ICBCL sale and leaseback facilities which included (i) prepayment of $15.0 million for each sale and leaseback facility in July 2021; and (ii) brought forward the obligations to repurchase the Golar Glacier and Golar Snow to April 2023 from October 2024 and January 2025, respectively.

(2) For each of the sale and leaseback arrangements, the first repurchase options were not exercised.

The assets and liabilities of the lessor VIEs that most significantly impact our unaudited condensed consolidated balance sheets as of June 30, 2023 and December 31, 2022, are shown below:

	Successor
(in thousands of $)	June 30, 2023	December 31, 2022
Assets:
Restricted cash and short term deposits	3,554	3,435

Liabilities:
Current portion of long term debt and short term debt (Note 15)(1)	(84,839)	(103,470)
Accrued expenses(2)	(36,496)	(34,367)
Total liabilities	(121,335)	(137,837)

(1) Where applicable, these balances are net of deferred finance charges (Note 15).

(2) Includes accrued interest of lessor VIEs which although consolidated into our results, we have no control over the arrangements negotiated by these lessor VIEs including repayment profiles.

6.    OTHER OPERATING AND NON-OPERATING INCOME

During the six month period ended June 30, 2023, the Company sold the Golar Seal for $184.3 million. The transaction was completed on March 22, 2023 after successful redelivery of the vessel from its last charter to the buyer resulting in a net gain of $42.5 million disclosed under “Other non-operating income”.

During the Predecessor Period included within the six months period ended June 30, 2022, we received loss of hire insurance proceeds for the Golar Ice of $4.4 million. These proceeds are recognized in “Other operating income” in our combined carve-out statements of operations within the Predecessor Peri

7. GAINS ON DERIVATIVE INSTRUMENTS AND OTHER FINANCIAL ITEMS, NET

The following table sets forth gains on derivative instruments and other financial items:

	Six Months Ended June 30,
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Mark-to-market gains for interest rate swaps	6,446	—	—
Net interest income on undesignated interest rate swaps	4,258	—	—
Gains on derivative instruments	10,704	—	—

Foreign exchange (loss) / gain on operations	(13)	105	(464)
Financing arrangement fees and other costs, net	(696)	(1,393)	1,102
Other	(98)	(71)	(16)
Other financial items, net	(807)	(1,359)	622

8. INCOME TAXES

The components of income tax expense are as follows:

	Six Months Ended June 30,
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Current tax expense	134	—	366
Deferred tax expense	—	—	19
Total income tax expense	134	—	385

Jurisdictions open to examination

The earliest tax year that remains subject to examination by the major taxable jurisdictions in which we operate is 2017 (Norway).

9. INTANGIBLE ASSETS, NET

Intangible assets included in current assets relate to intangible assets following the completion of the transactions contemplated by the Vessel SPA, the ManCo SPA and related agreements during 2022 and are as follows:

	Favorable Contract Intangible Assets	Assembled Workforce	Customer Relationships	Others	As of June 30, 2023
	Note A	Note B	Note B
(in thousands of $)
Cost	18,900	4,600	3,600	1,038	28,138
Less: Accumulated amortization	(14,127)	(920)	(1,950)	—	(16,997)
Net book value	4,773	3,680	1,650	1,038	11,141
Presented as:
- Current	—	920	1,650	—	2,570
- Non-current	4,773	2,760	—	1,038	8,571
	4,773	3,680	1,650	1,038	11,141

A.Favorable Contract Intangible Assets

As part of the acquisition of the Original Vessels TFDE LNG carriers pursuant to the Vessel SPA and the four acquired vessels pursuant to the MSA which were both accounted for as asset acquisitions, the Company remeasured the below / above market fair values of the existing associated time charter party (TCP) contracts that were acquired across the fleet were included in the respective acquisition.

The favorable TCP contracts are included under intangible assets and unfavorable TCP contracts are included as liabilities. The net book value of favorable contract intangible assets, net of $4.8 million is included within "non-current assets". The fair value of the unfavorable contracts liabilities of $19.0 million and $95.0 million are included within “other current liabilities” and "other non-current liabilities", respectively.

The net amortization income for the six month period ended June 30, 2023 amounted to $8.6 million ($11.1 million amortization income of contract liabilities net of $2.5 million amortization expense of contract intangible assets). The net amortization income is included in “Amortization of intangible assets and liabilities arising from charter agreements, net” in the unaudited condensed consolidated statements of operations.

B. Assembled Workforce and Customer Relationships

As part of completion of the ManCo SPA, CoolCo purchased Golar's LNGC and FSRU management organization, pursuant to which CoolCo acquired four of Golar's wholly-owned subsidiaries: Cool Company Management Ltd., Cool Malaysia, Cool Croatia and Cool Norway, including employees of these entities and agreements to manage third parties' fleets of LNGCs and FSRUs.

Upon acquisition pursuant to ManCo SPA on June 30, 2022, we identified "Assembled workforce" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date. We also identified "Customer relationships" as one of the assets acquired in the asset acquisition and recognized it at fair value on the acquisition date, which is comprised of the management agreements that we acquired to provide commercial and technical vessel management for third party fleets of LNGCs and FSRUs. The net amortization expense for the six month period ended June 30, 2023 amounted to $1.3 million and is included within “Depreciation and amortization” in the unaudited condensed consolidated statements of operations.

As of June 30, 2023, there was no impairment of intangible assets.

10. OPERATING LEASES

Rental income

The components of operating lease income were as follows:

	Six Months Ended June 30,
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Operating lease income	171,616	49,564	37,506
Variable lease income / (expense) (1)	1,623	258	(217)
Total operating lease income	173,239	49,822	37,289
(1) “Variable lease income” is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.

11. OTHER CURRENT ASSETS

	Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	June 30, 2023	December 31, 2022
Prepaid expenses	1,241	465
Other receivables (1)	2,787	3,293
Other current assets	4,028	3,758
(1) Included in “other receivables” for the period ended June 30, 2023 and year ended December 31, 2022 is the current portion of compensation of the debt guarantees provided by Golar of the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Golar Ice and Golar Kelvin.

12. NEWBUILDINGS

On June 28, 2023, the Company exercised its option to acquire two newbuild 2-stroke LNG carriers from affiliates of EPS Ventures Ltd (“EPS”). The state-of-the-art MEGA LNG carriers (the “Newbuilds”) are scheduled to deliver from Hyundai Samho Heavy Industries (“HHI”) in Korea in September and December of 2024.

Each of the two Newbuilds are being acquired under the pre-existing purchase option price of approximately $234 million exclusive of supervision costs. The initial exercise price was $56.9 million per vessel. As at June 30, 2023 we have remaining total commitments of approximately $357.4 million due to our newbuilding contract to construct one Newbuild at a total contract cost of $235.7 million.

As at June 30, 2023, the estimated timing of the firm outstanding payable in connection with the Newbuilds are as follows;

(in thousands of $)
2023	181,587
2024	289,900
Total outstanding commitments	471,487

13. VESSELS AND EQUIPMENT, NET

Our vessels and equipment, net consisted of the following:

	Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	June 30, 2023	December 31, 2022
Vessels(1) (2)	1,808,582	1,937,443
Office equipment and fittings	1,160	645
Less: Accumulated depreciation and amortization	(75,943)	(44,681)
Total vessels and equipment, net	1,733,799	1,893,407

(1)     Vessels includes the conversion and retrofitting cost of $10.0 million and capitalized drydocking cost of $15.0 million.

(2) As part of the asset acquisition of the eight LNGCs pursuant to the Vessel SPA, we revalued the vessels to fair value as of the respective acquisition dates. Fair value was determined in accordance with ASC 820, using a market approach, considering third party vessel valuations and comparable acquisition transactions.

Depreciation charge during the Successor Period for the six month periods ended June 30, 2023 and 2022 amounted to $37.5 million and $15.0 million, respectively. Depreciation charge during the Predecessor Period for the six month period ended June 30, 2022 amounted to $5.7 million.

Capitalized drydocking costs included within vessel cost as of June 30, 2023 will be depreciated until the next expected drydocking for each respective vessel.

14. OTHER NON-CURRENT ASSETS

	Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	June 30, 2023	December 31, 2022
Mark-to-market asset on interest rate swaps (Note 7)	14,797	8,736
Operating lease right-of-use-assets (1)	4,768	899
Others (2)	459	859
Other non-current assets	20,024	10,494

(1) Operating lease right-of-use-assets mainly comprise of our office leases in Norway, Croatia and Malaysia.

(2) Included in “others” as of June 30, 2023 and December 31, 2022 is the non-current portion of compensation of the debt guarantees provided by Golar of the payment obligations of two of the acquired subsidiaries' debt relating to two LNG carriers, Golar Ice and Golar Kelvin.

15. DEBT

Long-term and short-term debt was as follows:

	Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	June 30, 2023	December 31, 2022
Total long-term and short-term debt (1)	1,063,901	1,138,302
Less: current portion of long-term debt and short-term debt(1)	(159,739)	(180,065)
Long-term debt(1)	904,162	958,237

At June 30, 2023, our debt is broken down further as follows:

	Successor
(in thousands of $)	CoolCo debt	VIE Debt(2)	Total
Current portion of long-term debt and short-term debt (1)	74,900	84,839	159,739
Long-term debt (1)	904,162	—	904,162
Total(1)	979,062	84,839	1,063,901

(1) The amounts presented in the table above, are net of the deferred charges amounting to $6.6 million as of June 30, 2023 ( December 31, 2022: $6.2 million).

(2) This amount relates to the lessor VIEs (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP (see note 5).

Senior Secured Sustainability Linked Amortizing Term Loan

On February 17, 2022, we entered into a Senior Secured Sustainability Linked Amortizing Term Loan or “Facility”, which refinanced six of the Original Vessels acquired from Golar, of up to $570.0 million with a maturity date of March 2027 and an initial interest rate of the Secured Overnight Financing Rate ("SOFR") plus 275 basis points with a syndicate of banks, which CoolCo drew-down contemporaneously with the acquisition. The margin will decrease by 5 basis points if specified sustainability performance targets with respect to vessel efficiency ratios are met, or increase to 5 basis points if such targets are not met. Such targets lower each year from 2022 to 2026. In relation to the vessel disposal on March, 22, 2023, we made a prepayment of $88.0 million of debt associated with the Golar Seal.

On June 28, 2023, lender approval was granted for an increase in the debt principal amount of $70 million and a reduction in the Facility's interest rate margin from 275 basis points to 225 basis points. The additional debt funding was drawn on June 30, 2023, to fund the conversion of five vessels, including retrofits of sub-coolers for LNG boil-off reliquefaction. As of June 30, 2023, the outstanding balance under the Facility amounted to $504.4 million.

$520.0 million term loan facility

On November 10, 2022, in connection with the MSA CoolCo assumed the $520.0 million term loan facility (the "$520 million term loan facility") secured by the four SPVs related to the acquired LNG carriers, Kool Orca, Kool Firn, Kool Boreas and Kool Baltic. The facility matures in May 2029 and carries interest rate based on SOFR plus a margin of 200 basis points. As of June 30, 2023, the balance outstanding under the $520.0 million term loan facility amounted to $481.3 million. Pursuant to this facility, CoolCo entered into a guarantee in favor of the lenders.

Debt restrictions

Our debt agreements contain operating and financing restrictions and covenants, which require compliance with certain financial ratios. Such ratios include, but are not limited to, current assets to current liabilities, minimum net worth, minimum value-adjusted equity ratio and minimum free cash restrictions. Further, dividend payments are subject to compliance with such financial covenants and no existing events of default.

As of June 30, 2023, we were in compliance with all covenants under our existing debt and lease agreements.

16. OTHER CURRENT LIABILITIES

Other current liabilities is comprised of the following:

	Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	June 30, 2023	December 31, 2022
Deferred operating lease and charter hire revenue	31,288	15,588
Unfavorable contract intangibles (Note 9)	19,028	20,610
Current portion of operating lease liability	1,110	511
Mark-to-market liability on interest rate swaps	—	385
Debt guarantee liability (Note 19)	849	944
Other payables (1)	189	5,009
Other current liabilities	52,464	43,047

 (1)     Included in “Other Payables” is an amount payable to Hygo Energy Transition Ltd. (“Hygo”) as a result of the participation of its vessels in the Cool Pool of $5.0 million as of December 31, 2022.

17. OTHER NON-CURRENT LIABILITIES

Other non-current liabilities is comprised of the following:

	Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	June 30, 2023	December 31, 2022
Unfavorable contract intangibles (Note 9)	94,958	104,447
Non-current portion of operating lease liability	3,346	510
Others	365	765
Other non-current liabilities	98,669	105,722

18. FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, we may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. We have entered into swaps that convert floating rate interest obligations to fixed rates, which, from an economic perspective, hedge our interest rate exposure. We do not hold or issue instruments for speculative or trading purposes. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts; however we do not anticipate non-performance by any counterparties.

We manage our debt portfolio with interest rate swap agreements in U.S. dollars to achieve an overall desired position of fixed and floating interest rates. The following table summarizes the terms of interest rate swaps as of June 30, 2023:

Instrument (in thousands of $)	Notional amount	Maturity Dates	Fixed Interest Rates
Interest rate swaps:
Receiving Floating, pay fixed	686,160	Feb-2027 to May-2029	2.69% to 3.99%

Fair values of financial instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

There have been no transfers between different levels in the fair value hierarchy during the six month period ended June 30, 2023.

The carrying value and estimated fair value of our financial instruments were as follows:

		Successor (Consolidated)		Successor (Consolidated)
		June 30, 2023		December 31, 2022
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-derivatives:
Cash and cash equivalents(1)	Level 1	309,419	309,419	129,135	129,135
Restricted cash and short-term deposits	Level 1	4,028	4,028	3,942	3,942
Trade accounts receivable(2)	Level 1	6,351	6,351	2,467	2,467
Trade accounts payable(2)	Level 1	(31,405)	(31,405)	(2,576)	(2,576)
Current portion of long-term debt and short-term debt (3) (4)	Level 2	(161,690)	(161,690)	(181,694)	(181,694)
Long-term debt (4)	Level 2	(908,768)	(908,768)	(962,794)	(962,794)
Derivatives:
Interest rate swap assets (5)	Level 2	14,797	14,797	8,736	8,736
Interest rate swap liabilities (5)	Level 2	—	—	(385)	(385)

(1) The carrying value of cash and cash equivalents, which are highly liquid, is a reasonable estimate of fair value.

(2) The carrying values of trade accounts receivable and trade accounts payable approximate fair values because of the near term maturity of these instruments.

(3) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.

(4) Our debt obligations are recorded at amortized cost in the unaudited condensed consolidated balance sheets. The amounts presented in the table above, are gross of the deferred charges amounting to $6.6 million as of June 30, 2023 (December 31, 2022: $6.2 million).

(5) Derivative assets are presented within other non-current assets on the unaudited condensed consolidated balance sheet. Derivative liabilities are presented within other current liabilities on the consolidated balance sheet.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The estimated fair value for floating long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are adjusted on a quarterly basis. The fair value measurement of a liability must reflect the non-performance of the entity.

The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, and our credit worthiness and of our swap counterparty. The mark-to-market gain or loss on our interest rate swaps are not designated as hedges for accounting purposes for the period and are reported within the statement of operations caption "Gain on derivative instruments”.

The credit exposure of interest rate swap agreements is represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to that counterparty by offsetting them against amounts that the counterparty owes to us.

Foreign currency risk

The majority of our vessels' gross earnings are receivable in U.S. dollars. The majority of our transactions, assets and liabilities are denominated in U.S. dollars, our functional currency. However, we incur certain expenditure in other currencies, primarily Norwegian Kroner and the British Pounds. There is a risk that currency fluctuations will have a negative effect on the value of our cash flows.

Concentration of risk

There is a concentration of credit risk with respect to cash and cash equivalents and restricted cash to the extent that substantially all of the amounts are deposited with either Nordea Bank of Finland PLC, DNB ASA, Danske Bank A/S and Citibank. However, we believe this risk is remote, as they are established and reputable establishments with no prior history of default.

19. RELATED PARTY TRANSACTIONS

Transactions with related parties:

The following table sets forth transactions with related parties:

	Six Months Ended June 30,
	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $)	2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Ship management fee revenues (a)	455	—	1,342
Ship management and administrative service expenses (a)	(687)	(1,367)	(730)
Debt guarantee compensation (b)	(169)	(279)	—
Commitment fee (c)	(20)	—	—
Office rental (e)	(357)	—	—
	(778)	(1,646)	612

Amounts due to related parties

Balances with related parties consisted of the following:

	Successor (Consolidated)	Successor (Consolidated)
(in thousands of $)	June 30, 2023	December 31, 2022
Balances due to Golar and its subsidiaries (d)	—	395
Balances due to QPSL and its affiliates (e)	114,144	1,231
	114,144	1,626

(a) Ship management fees revenue / Ship management and administrative services expense - Golar through its subsidiary, Golar Management Ltd. ("Golar Management"), charged ship management fees for the provision of technical and commercial management of the vessels. Each of our vessels is subject to management agreements pursuant to which certain commercial and technical management services were provided by Golar. This provision of technical and commercial management services includes management of four vessels owned by QPSL, subsequently acquired by the Company in November 2022.

In addition, Golar Management and Golar Management (Bermuda) Ltd., entered into the CoolCo Transition Services Agreement ("TSA") pursuant to which Golar provided corporate administrative services to CoolCo. On June 30, 2022, upon completion of the CoolCo Disposal, the CoolCo TSA was replaced by the CoolCo Administrative Services Agreement ("ASA"), for the provision of IT, accounting, treasury, finance operations and other corporate overhead functions.

Following the announcement on February 28, 2023 that Golar sold all but one of its remaining shareholding interest in the Company of common shares to EPS, it ceased to be a related party and subsequent transactions with Golar and its subsidiaries are treated as third party.

(b) Debt guarantee compensation – Golar agreed to remain as the guarantor of the payment obligations of two of the acquired subsidiaries' debt related to two LNG carriers, Golar Ice and Golar Kelvin, in exchange for a guarantee fee of 0.5% on the outstanding principal balances, which as of June 30, 2023 was $193.8 million. The compensation amounted to $0.2 million for the sixth months ended June 30, 2023.

(c) Commitment fee – We obtained a two years revolving credit facility of $25.0 million from Golar. The facility bears a fixed interest rate and commitment fee on the undrawn loan of 5% and 0.5% per annum, respectively. We terminated the revolving credit facility on May 28, 2023.

(d) Balances due to Golar and its subsidiaries - Receivables and payables with Golar and its subsidiaries are comprised primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when Golar pays an invoice on our behalf. Receivables and payables are generally settled quarterly in arrears. Balances owing from Golar and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business.

(e) Balances due to QPSL and its subsidiaries - Receivables and payables with QPSL and its subsidiaries are comprised primarily of management fees advances received for managing their vessels and office rental. We assumed these balances upon conclusion of the acquisition of the LNG carrier and FSRU management organization on June 30, 2022. The balance due as of June 30, 2023 primarily relates to the purchase price of Newbuildings (See Note 12).

20. OTHER COMMITMENTS AND CONTINGENCIES

The book value of our Vessels secured under long-term loans was as follows:

	Successor	Successor
(in thousands of $)	June 30, 2023	December 31, 2022
Carrying value of vessels secured against long-term loans	1,733,042	1,893,116

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Security interest

With effect from April 15, 2021, a financial institution held a second priority security interest in the Golar Frost. This security interest was released in March 2022, which is related to a legacy Golar claim that was subsequently settled by Golar in April 2022.

21. BASIC AND DILUTED EARNINGS PER SHARE

Basic and diluted earnings per share (“EPS”) is calculated with reference to the weighted average number of common shares outstanding during the year. The Company's earnings per share on the weighted average number of shares outstanding was as follows:

	Successor (Consolidated)	Successor (Consolidated)	Predecessor (Combined Carve-out)
(in thousands of $, except number of shares and per share data)	January 1, 2023 to June 30, 2023	Phased period from January 27, 2022 to June 30, 2022(1)	Phased period from January 1, 2022 to June 30, 2022(1)
Net income attributable to Owners of Cool Company Ltd. / Predecessor's Parent	113,835	16,848	15,038
Weighted average number of shares outstanding	53,688,462	40,010,000	1,010,000
Basic and diluted earnings per share	$2.12	$0.42	$14.89

22.  SUBSEQUENT EVENTS

Corporate Update

Kool Husky Corporation, previously known as Golar Hull M2027 Corporation, was renamed effective August 9, 2023. The vessel bareboat chartered and operated by this entity was renamed to Kool Husky from Golar Bear effective August 19, 2023.

Kool Crystal Corporation, previously known as Golar Hull M2022 Corporation, was renamed effective July 1, 2023.

Dividend Distribution

On August 31, 2023, we declared a cash distribution of $0.41 per ordinary share in respect of the three months ended June 30, 2023 to common shareholders of record as of September 11, 2023 and the dividend will be paid on or around September 18, 2023.